CENVEO, INC.
200 First Stamford Place
Stamford, Connecticut  06902
(203) 595-3000

December 14, 2016
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Cenveo, Inc.
Form S-3 (File No. 333-214790)
Originally Filed November 23, 2016
Ladies and Gentlemen:
On behalf of Cenveo, Inc. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, request is hereby made that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. on December 16, 2016 or as soon thereafter as practical.
The Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CENVEO, INC.

By:	/s/ Robert G. Burton, Jr.
Name:	Robert G. Burton, Jr.
Title:	President